UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 28, 2012

Commission File Number: 333-177693

Reynolds Group Holdings Limited

(Translation of registrant’s name into English)

Reynolds Group Holdings Limited

Level Nine

148 Quay Street

Auckland 1140 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Reynolds Group Holdings Limited (“Reynolds Group”) has furnished the following information to holders of its debt securities:

Entry into Material Definitive Agreement; Creation of a Direct Financial Obligation

I. Indenture and Notes

Reynolds Group, through its wholly owned subsidiaries, issued $3,250 million aggregate principal amount of 5.750% Senior Secured Notes due 2020 (the “Notes”) under an Indenture, dated as of September 28, 2012 (the “Indenture”), among Reynolds Group Issuer Inc. (“US Issuer II”), Reynolds Group Issuer LLC (“US Issuer I”), Reynolds Group Issuer (Luxembourg) S.A. (“Luxembourg Issuer” and, together with US Issuer I and US Issuer II, collectively, the “Issuers”), certain senior secured note guarantors party thereto (the “Closing Date Guarantors”), The Bank of New York Mellon as trustee (the “Trustee”), principal paying agent, transfer agent, collateral agent and registrar, The Bank of New York Mellon, London Branch, as paying agent and Wilmington Trust (London) Limited, as additional collateral agent. The Notes are entitled to the benefit of the Registration Rights Agreement, dated September 28, 2012 (the “Registration Rights Agreement”), among the Issuers, the closing date guarantors and the representative of the initial purchasers of the Notes named therein.

Maturity and Interest

The Notes will mature on October 15, 2020. The Notes will bear interest at 5.750% per annum, payable semi-annually in arrears to holders of record at the close of business on April 1 or October 1 immediately preceding the applicable interest payment date on April 15 and October 15 of each year, commencing April 15, 2013. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

On or after October 15, 2015, the Issuers may redeem Notes at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period commencing on October 15 of the years set forth below.

Period	Redemption Price

2015	104.313%

2016	102.875%

2017	101.438%

2018 and thereafter	100.000%

At any time prior to October 15, 2015, the Issuers may redeem the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed plus an applicable premium, and accrued and unpaid interest and additional interest, if any, to the applicable redemption date.

At any time prior to October 15, 2015, the Issuers may at their option redeem in the aggregate up to 40% of the original aggregate principal amount of the Notes with the net cash proceeds of one or more of certain public equity offerings at a redemption price (expressed as a percentage of principal amount thereof) of 105.750%, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if at least 60% of the original aggregate principal amount of the Notes remain outstanding after each such redemption.

Change of Control

Upon a change of control, as defined in the Indenture, the Issuers will be required to offer to repurchase the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the repurchase date, unless the Issuers have previously elected to redeem all of the Notes.

Ranking of the Notes

The Notes will be senior secured obligations of the Issuers and:

•	will be effectively senior to all of the unsecured indebtedness of the Issuers to the extent of the value of the collateral securing the Notes;

•	will rank pari passu in right of payment with all existing and future senior indebtedness of the Issuers;

•

will be effectively subordinated to the other first lien obligations of the Issuers to the extent such first lien obligations are secured by property that does not also secure the Notes to the extent of the value of all such property;

•	will be senior in right of payment to any subordinated indebtedness of the Issuers, including the Issuers’ guarantees of the 2007 Notes (as defined in the Indenture); and

•

will be effectively subordinated to all claims of creditors, including trade creditors, and claims of preferred stockholders (if any) of each of the subsidiaries of Reynolds Group (including Beverage Packaging Holdings (Luxembourg) II S.A. (“BP II”)) that is not a guarantor.

The guarantees of the Notes will be senior obligations of each guarantor, including Reynolds Group, and:

•	will rank pari passu in right of payment with all existing and future senior indebtedness of such guarantor;

•

will be effectively subordinated to the other first lien obligations of such guarantor to the extent such first lien obligations are secured by property that does not also secure the Notes to the extent of the value of all such property; and

•	will be senior in right of payment to any subordinated indebtedness of such guarantor, including such guarantor’s guarantee of the 2007 Notes.

Covenants

The Indenture contains covenants that, among other things, limit the ability of Beverage Packaging Holdings (Luxembourg) I S.A. (“BP I”), BP II and their restricted subsidiaries to:

•	incur additional indebtedness and issue disqualified or preferred stock;

•	make restricted payments, including dividends or other distributions;

•

in the case of BP I and BP II and their respective restricted subsidiaries, enter into arrangements that limit any restricted subsidiary’s ability to pay dividends or certain other payments to BP I, BP II, or any other restricted subsidiary;

•	sell assets;

•	engage in transactions with affiliates;

•	create certain liens;

•	consolidate, merge or transfer all or substantially all of their assets; and

•	impair the security interests granted for the benefit of the Trustee and holders of the Notes.

These covenants are subject to a number of important limitations and exceptions.

Events of Default

The Indenture contains certain customary events of default, including:

•	non-payment of interest on the Notes for a continuous period of 30 days;

•	non-payment of principal or premium, if any, on the Notes;

•	breach of any agreement in the Notes or the Indenture (other than failure to purchase Notes) by BP I, BP II or any Restricted Subsidiary which is not cured within 60 days of notice;

•	cross-defaults or acceleration of certain other indebtedness of BP I, BP II, an Issuer or any Significant Subsidiary in excess of $30 million or its foreign currency equivalent;

•	certain bankruptcy or insolvency events;

•	certain material judgments against BP I, BP II, an Issuer or a Significant Subsidiary; and

•	invalidity of any guarantee, and with respect to the Notes, any security interest, of Reynolds Group, BP I or a Significant Subsidiary, subject to certain exceptions.

The summary of the Events of Default for the Notes uses the following terms:

•

“Restricted Subsidiary” means, with respect to any person, any subsidiary of such person other than an Unrestricted Subsidiary of such person. Unless otherwise indicated in the Indenture, all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of each of BP I and BP II.

•

“Significant Subsidiary” means any Restricted Subsidiary that meets any of the following conditions: (1) BP I’s, BP II’s and the Restricted Subsidiaries’ investments in and advances to the Restricted Subsidiary exceed 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; (2) BP I’s, BP II’s and the Restricted Subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the Restricted Subsidiary exceeds 10% of the total assets of BP I, BP II and the Restricted Subsidiaries on a combined consolidated basis as of the end of the most recently completed fiscal year; or (3) BP I’s, BP II’s and the Restricted Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Restricted Subsidiary exceeds 10% of such income of BP I, BP II and the Restricted Subsidiaries on a consolidated basis for the most recently completed fiscal year.

•	“Unrestricted Subsidiary” means:

1.	any subsidiary of BP I or BP II that at the time of determination shall be designated an Unrestricted Subsidiary by the board of directors of such person in the manner provided below; and

2.	any subsidiary of an Unrestricted Subsidiary.

The board of directors of Reynolds Group may designate any subsidiary (other than any Issuer) of BP I or BP II (including any newly acquired or newly formed subsidiary of BP I or BP II) to be an Unrestricted Subsidiary unless such subsidiary or any of its subsidiaries owns any equity interests or indebtedness of, or owns or holds any lien on any property of, BP I or BP II or any other subsidiary of BP I or BP II that is not a subsidiary of the subsidiary to be so designated; provided, however, that the subsidiary to be so designated and its subsidiaries do not at the time of designation have and do not thereafter incur any indebtedness pursuant to which the lender has recourse to any of the assets of BP I, BP II or any of the Restricted Subsidiaries; provided further, however, that either:

a.	the subsidiary to be so designated has total consolidated assets of $1,000 or less; or

b.	if such subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the limitations on restricted payments set forth in the Indenture.

The board of directors of each of the Issuers may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

x.	(1) BP I or BP II could incur $1.00 of additional indebtedness pursuant to the provisions of the Indenture making the incurrence of additional debt subject to a minimum fixed charge coverage ratio or (2) the fixed charge coverage ratio for BP I, BP II and its Restricted Subsidiaries would be greater than such ratio for BP I, BP II and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; and

y.	no event of default shall have occurred and be continuing.

Any such designation by the board of directors of each of the Issuers shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of each of the Issuers giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

Security for the Notes

Subject to the terms of the security documents, the Notes and the guarantees thereof will be supported by a security interest granted on a first priority basis (subject to certain permitted liens) in certain assets of Reynolds Group, BP I and certain of BP I’s subsidiaries. These security interests will be, subject to certain exceptions, of equal priority with the liens on such assets securing the Senior Secured Credit Facilities (as defined below), the 7.750% senior secured notes due 2016 issued by the Issuers on November 5, 2009, the 7.125% senior secured notes due 2019 issued by the Issuers on October 15, 2010, the 6.875% senior secured notes due 2021 issued by the Issuers on February 1, 2011, the 7.875% senior secured notes due 2019 issued by the Issuers on August 9, 2011 and other future first lien obligations.

Agreed Tax Treatment

The Luxembourg Issuer received 60% of the proceeds of the Notes and the US Issuer I received 40% of the proceeds of the Notes.

II. Registration Rights Agreement

Pursuant to the Registration Rights Agreement, the Issuers will agree to prepare and file with the SEC a registration statement on an appropriate form under the Securities Act with respect to a proposed offer to the holders of the Notes to issue and deliver to such holders of Notes, in exchange for their Notes, a like aggregate principal amount of new notes that are identical in all material respects to the Notes, except for provisions, among others, relating to additional interest and the transfer restrictions relating to notes of such series.

The terms of such new notes will be identical in all material respects to the terms of the Notes, except that the new notes will be registered under the Securities Act and will not be subject to restrictions on transfer or provisions relating to additional interest, will bear a different CUSIP and ISIN number than the Notes, will not entitle their holders to registration rights and will be subject to terms relating to book-entry procedures and administrative terms relating to transfers that differ from those of the Notes.

III. Amendment to the Senior Secured Credit Facilities

Term Loan Facility Amendment

On September 28, 2012, Reynolds Group and certain of its subsidiaries entered into Amendment No.7 and Incremental Term Loan Assumption Agreement (the “Amendment No. 7”) to its senior secured term loan and revolving credit facility (the “Credit Agreement” and, as amended by Amendment No. 7, the “Amended Credit Agreement”) and incurred thereunder US$2,235 million and €300 million of term loans. Prior to this date certain amounts outstanding under the Tranche C term loan facility under the Credit Agreement were repaid with available cash, and concurrent with the effectiveness of Amendment No. 7, the borrowers under the Credit Agreement repaid in full the remaining term loan facilities under the existing Credit Agreement. The term loans drawn under the Amended Credit Agreement have a maturity date of September 28, 2018.

Amendment No. 7 removed the restrictions on capital expenditures, the annual cap on asset sales and the interest coverage test contained in the Credit Agreement. In addition, the senior secured leverage ratio test in the Credit Agreement was amended so that it is now a senior secured first lien leverage ratio test.

Amendment No. 7 also effected other amendments to the Credit Agreement including amendments that reduced the interest rates in respect of the term loans, added a mechanic to allow subsidiaries to be designated as unrestricted, increased flexibility in the type of indebtedness that can be incurred by Reynolds Group and its subsidiaries, increased flexibility with respect to the terms of any future incremental borrowings, increased flexibility to repay senior secured notes, restricted the application of the soft call protection, resized and added new baskets, removed the holding company restrictions on Reynolds Group Holdings Limited, allowed for Lenders to assign their debt to the Reynolds Group in open market transactions and gave increased flexibility with respect to the resignation of guarantors and ancillary borrowers.

A complete description of the Credit Agreement prior to Amendment No. 7 can be found under the caption “Description of Certain Other Indebtedness and Intercreditor Agreements – Senior Secured Credit Facilities” in Reynolds Group’s Registration Statement on Form F-4 (File No. 333-182332).

[Signature page follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited

(Registrant)

Date: September 28, 2012	By:	/s/ Joseph E. Doyle
	Name:	Joseph E. Doyle
	Title:	Group Legal Counsel